AMENDMENT TO MANAGEMENT AGREEMENT


      This Amendment dated as of August 1, 1995, is to the Management Agreement dated June 9, 1990, by and between FRANKLIN TAX-ADVANTAGED INTERNATIONAL BOND FUND, a California limited partnership (the "Fund"), and FRANKLIN ADVISERS, INC., a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

      (1)  Paragraph 4 C. is amended to read:

            C. The management fee payable by the Fund shall be reduced or eliminated (i) to the extent that Distributors have actually received cash payments of tender offer solicitation fees less certain costs and expenses incurred in connection therewith as set forth in paragraph 2(B)(c) of this Agreement, or (ii) to the extent required by applicable state law or regulations in any state where shares of the Fund are qualified for sale. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund's expenses, as if such waiver or limitation were full set forth herein.

      (2) All other provisions of the Management Agreement dated June 9, 1990, remain in full force and effect.

      IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.




FRANKLIN TAX-ADVANTAGED
INTERNATIONAL BOND FUND




By /s/ Deborah R. Gatzek




FRANKLIN ADVISERS, INC.


By /s/ Harmon E. Burns